SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29817; 812-13944]

The Singapore Fund, Inc.; Notice of Application

September 22, 2011

Agency: Securities and Exchange Commission ("Commission").

Applicant: The Singapore Fund, Inc. (the "Fund").

Actions: Notice of application for an order under section 17(b) of the Investment Company Act of 1940 (the "Act") for an exemption from section 17(a) of the Act.

Summary of Application: Applicant seeks an order that would permit in-kind repurchases of shares of the Fund held by certain affiliated shareholders of the Fund.

Filing Dates: The application was filed on August 22, 2011, and amended on September 21, 2011.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 17, 2011, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicant, c/o Daiwa Securities Trust Company, One Evertrust Plaza, 9th Floor, Jersey City, NJ, 07302-3051.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876, or Dalia Osman Blass, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   The Fund, a Maryland corporation, is registered under the Act as a closed-end management investment company. Applicant's investment objective is to seek long-term capital appreciation through investment primarily in Singapore equity securities. Applicant states that under normal circumstances it invests at least 80% of its net assets in Singapore equity securities.[1] Shares of the Fund are listed and trade on the New York Stock Exchange. Aberdeen Asset Management Asia Limited (the "Adviser"), an investment adviser registered under the Investment Advisers Act of 1940, serves as the investment adviser to the Fund.

2.   The Fund proposes to conduct a tender offer for up to 25% of its outstanding shares at a price equal to 99% of net asset value per share ("NAV") as of the business day immediately

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[1] Applicant states that as of July 31, 2011, approximately 94.72% of applicant's net assets were invested in Singapore equity securities. The Singapore Stock Exchange is the primary trading market for the Singapore equity securities held by applicant. As of July 31, 2011, approximately 0.99% of applicant's net assets were invested in Malaysian equity securities, however applicant has subsequently disposed of its Malaysian holdings. The balance of applicant's net assets were in the form of time deposits and other cash equivalents. The Fund held no preferred securities, warrants or convertible debt securities of Singapore issuers as of that date.

after the day such tender offer expires (the "In-Kind Repurchase Offer"). Payment for any

shares repurchased during the In-Kind Repurchase Offer would be made in-kind through a pro

rata distribution of the Fund's portfolio securities (with exceptions generally for odd lots,

fractional shares, and cash items). The In-Kind Repurchase Offer will be made pursuant to

section 23(c)(2) of the Act and conducted in accordance with rule 13e-4 under the Securities

Exchange Act of 1934.

   3.   Applicant states that the In-Kind Repurchase Offer is designed to accommodate the

needs of stockholders who wish to participate in the In-Kind Repurchase Offer and long-term

stockholders who would prefer to remain invested in a closed-end investment vehicle. Under the

In-Kind Repurchase Offer, only participating stockholders will pay U.S. Federal taxes on the

gain on appreciated securities distributed in the In-Kind Repurchase Offer. Non-participating

stockholders would avoid the imposition of a significant Federal tax liability, which would occur

if the Fund sold the appreciated securities to make payments in cash. Applicant further states

that the In-Kind Repurchase Offer will minimize disruption to the investment management of

applicant, while allowing the Fund to avoid a cascade of distributions that would reduce the size

of the Fund drastically to a point where it could potentially be no longer viable.

   4.   Applicant requests relief to permit any common stockholders of the Fund who are

"affiliated persons" of the Fund solely by reason of owning, controlling, or holding with the

power to vote, 5% or more of the Fund's outstanding voting securities (each, an "Affiliated

Stockholder") to participate in the proposed In-Kind Repurchase Offer.

Applicant's Legal Analysis:

   1.   Section 17(a) of the Act prohibits an affiliated person of a registered investment

company, or any affiliated person of the person, acting as principal, from knowingly purchasing or selling any security or other property from or to the company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include any person who directly or indirectly owns, controls, or holds with power to vote 5% or more of the outstanding voting securities of the other person. Applicant states that to the extent that the In-Kind Repurchase Offer could be deemed the purchase or sale of securities by an Affiliated Stockholder, the transactions would be prohibited by section 17(a). Accordingly, applicant requests an exemption from section 17(a) of the Act to the extent necessary to permit the participation of Affiliated Stockholders in the In-Kind Repurchase Offer.

2.   Section 17(b) of the Act authorizes the Commission to exempt any transaction from the provisions of section 17(a) if the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transaction is consistent with the policy of each registered investment company and with the general purposes of the Act.

3.   Applicant asserts that the terms of the In-Kind Repurchase Offer meet the requirements of sections 17(b) of the Act. Applicant asserts that neither the Fund nor an Affiliated Stockholder has any choice as to the portfolio securities to be received as proceeds from the In-Kind Repurchase Offer. Instead, stockholders will receive their pro rata portion of each of the Fund's portfolio securities, excluding (a) securities which, if distributed, would have to be registered under the Securities Act of 1933 ("1933 Act"), (b) securities issued by entities in countries which restrict or prohibit the holding of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local laws, rules or regulations, and (c) certain portfolio assets that involve the assumption of contractual obligations, require special trading facilities, or may only be traded with the

counterparty to the transaction. Moreover, applicant states that the portfolio securities to be

distributed in the In-Kind Repurchase Offer will be valued in accordance with section 2(a)(41) of

the Act, which will be an objective, verifiable standard that removes any discretion of an

Affiliated Stockholder or the Adviser to conduct the In-Kind Repurchase Offer at a price that

would be beneficial or detrimental to the interests of any particular stockholder. Applicant

further states that the In-Kind Repurchase Offer is consistent with the investment policies of the

Fund. Applicant represents that the In-Kind Repurchase Offer is consistent with the general

purposes of the Act because the interests of all stockholders are equally protected and no

Affiliated Stockholder would receive an advantage or special benefit not available to any other

stockholder participating in the In-Kind Repurchase Offer.

Applicant's Conditions:

Applicant agrees that any order granting the requested relief will be subject to the

following conditions:

1.   Applicant will distribute to stockholders participating in the In-Kind Repurchase

Offer an in-kind pro rata distribution of portfolio securities of applicant. The pro rata

distribution will not include: (a) securities that, if distributed, would be required to be registered

under the 1933 Act; (b) securities issued by entities in countries that restrict or prohibit the

holdings of securities by non-residents other than through qualified investment vehicles, or

whose distribution would otherwise be contrary to applicable local laws, rules or regulations; and

(c) certain portfolio assets, such as derivative instruments or repurchase agreements, that involve

the assumption of contractual obligations, require special trading facilities, or can only be traded

with the counterparty to the transaction. Cash will be paid for that portion of applicant's assets

represented by cash and cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable). In addition, Applicant will distribute cash in lieu of fractional shares and accruals on such securities. Applicant may round down or up the proportionate distribution of each portfolio security to the nearest round lot amount to eliminate any odd lot prior to the distribution and will distribute the value of the remaining odd lot, if any, in cash. Applicant may also distribute a higher pro rata percentage of other portfolio securities to represent such fractional shares and odd lots.

2.   The securities distributed to stockholders pursuant to the In-Kind Repurchase Offer will be limited to securities that are traded on a public securities market or for which quoted bid and asked prices are available.

3.   The securities distributed to stockholders pursuant to the In-Kind Repurchase Offer will be valued in the same manner as they would be valued for purposes of computing Applicant's net asset value, consistent with the requirements of section 2(a)(41) of the 1940 Act.

4.   Applicant will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the In-Kind Repurchase Offer occurs, the first two years in an easily accessible place, a written record of the In-Kind Repurchase Offer, that includes the identity of each stockholder of record that participated in the In-Kind Repurchase Offer, whether that stockholder was an Affiliated Stockholder, a description of each security distributed, the terms of the distribution, and the information or materials upon which the valuation was made.

For the Commission, by the Division of Investment Management, under delegated authority.


Elizabeth M. Murphy
Secretary
